AUSTIN GOLD CORP.
(the "Company")

REPORT ON VOTING RESULTS
(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual General Meeting of Shareholders of the Company held on Wednesday May 10, 2023 (the "Meeting").  All matters placed before shareholders for consideration at the Meeting were approved.

MATTER VOTED UPON	VOTE OUTCOME
FOR
1. To fix the number of Directors at seven (7).	6,751,910 (91.09%)	Carried
2. Election of Directors:	FOR
Joseph J. Ovsenek	6,749,889 (91.06%)	Carried
Dennis L. Higgs	6,749,762 (91.06%)	Carried
Kenneth C. McNaughton	6,749,762 (91.06%)	Carried
Barbara A. Filas	6,749,887 (91.06%)	Carried
Benjamin Leboe	6,749,889 (91.06%)	Carried
Tom Yip	6,744,939 (91.00%)	Carried
Guillermo Lozano-Chavez	6,749,810 (91.06%)	Carried
FOR
3. Appointment of Auditors: Appointment of Manning Elliott LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	7,405,288 (99.91%)	Carried
FOR
4. Approval of New Stock Incentive Plan: To approve a new Stock Incentive Plan.	6,730,352 (90.80%)	Carried

DATED at Vancouver, British Columbia, this 11th day of May, 2023.

Darcy Higgs, Corporate Secretary